================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ------------------

                                 SCHEDULE TO/A
                                 (RULE 14d-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
          OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934.
                      (AMENDMENT NO. 3 - FINAL AMENDMENT)*

                                SOUTHDOWN, INC.
                       (Name of Subject Company (issuer))

                             CENA ACQUISITION CORP.
                              CEMEX, S.A. de C.V.
                      (Names of Filing Persons (offerors))

                              ------------------

                    COMMON STOCK, PAR VALUE $1.25 PER SHARE;
                       RIGHTS TO PURCHASE PREFERRED STOCK
                         (Title of Class of Securities)

                              ------------------

                                   841297104
                     (CUSIP Number of Class of Securities)

                               RAMIRO VILLARREAL
                              CEMEX, S.A. de C.V.
                           AVE. CONSTITUCION 444 PTE.
                      MONTERREY, NUEVO LEON, MEXICO 64000
                         TELEPHONE: (011-528) 328-3000
  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   COPIES TO:

Randall H. Doud, Esq.                         Frank Ed Bayouth II, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP      Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square                             1600 Smith Street, Suite 4400
New York, N.Y. 10036                          Houston, Texas  77002
Telephone: 212-735-3000                       Telephone:  713-655-5100

[ ]  CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY
     COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

[X]  THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14d-1.
[ ]  ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.
[ ]  GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.
[ ]  AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

* This final amendment also constitutes the initial filing of the Schedule 13D with respect to the Securities of the Subject Company purchased by the Filing Persons.

================================================================================

      This Amendment No. 3, which is the final amendment to the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 5, 2000, as amended (the "Schedule TO"), by CEMEX, S.A. de C.V., a company organized under the laws of the United Mexican States ("CEMEX"), and CENA Acquisition Corp., a Delaware corporation and an indirect subsidiary of CEMEX ("Purchaser"), relates to Purchaser's offer to purchase all outstanding shares of common stock, par value $1.25 per share, of Southdown, Inc., a Louisiana corporation ("Southdown"), including related preferred stock purchase rights issued in respect of the Company Common Stock (such common stock and related rights, collectively, the "Shares"), at a price of $73.00 per Share, net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 5, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), which were filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase.


ITEM 6.

      Item 6 of the Schedule TO is hereby amended and supplemented to include the following:

      Pursuant to the terms of the Merger Agreement, effective November 9, 2000, designees of Cemex were elected to the Board of Directors of the Company. These CEMEX designees constitute a majority of the Southdown directors.

ITEM 8.

      Item 8 of the Schedule TO is hereby amended and supplemented to include the following:

      On November 8, 2000, Purchaser was informed by the Depositary that a total of 32,729,199 Shares, representing approximately 90.905% of the outstanding Shares, had been validly tendered pursuant to the Offer and not withdrawn. The Purchaser has accepted for purchase all of these Shares.

                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    CENA Acquisition Corp.


                                    By:    /s/ JEFFREY H. SMITH
                                        ------------------------------------
                                          Name:  Jeffrey H. Smith
                                          Title: Director and Treasurer


                                    CEMEX, S.A. de C.V.


                                    By:     /s/ FRANCISCO GARZA
                                        ------------------------------------
                                          Name:   Francisco Garza
                                          Title:  President of CEMEX North
                                                  America and Trading


Dated: November 9, 2000

                                       3